FORM 6-K


             SECURITIES AND EXCHANGE COMMISSION


                   Washington, D.C. 20549


                  Report of Foreign Issuer

             Pursuant to Rule 13a-16 or 15d-16 of
             The Securities Exchange Act of 1934


                     Northern Rock plc
       (Translation of registrant's name into English)


                    Northern Rock House
                        Gosforth
                    Newcastle upon Tyne
                         England
                         NE3 4PL
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes ..... No ..X..


                          INDEX

Document

No.  1        Director Shareholding dated 15 September 2003
No.  2        FRN Variable Rate Fix dated 16 September 2003
No.  3        FRN Variable Rate Fix dated 16 September 2003
No.  4        FRN Variable Rate Fix dated 16 September 2003
No.  5        FRN Variable Rate Fix dated 16 September 2003
No.  6        FRN Variable Rate Fix dated 16 September 2003
No.  7        FRN Variable Rate Fix dated 16 September 2003
No.  8        FRN Variable Rate Fix dated 17 September 2003
No.  9        FRN Variable Rate Fix dated 18 September 2003
No.  10       FRN Variable Rate Fix dated 18 September 2003
No.  11       FRN Variable Rate Fix dated 19 September 2003
No.  12       FRN Variable Rate Fix dated 19 September 2003
No.  13       FRN Variable Rate Fix dated 19 September 2003

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Document No. 1

                               Northern Rock plc

     Notification of Acquisition of Shares by Northern Rock Employee Trust

Northern Rock plc (the Company) announces the purchase on 12 September 2003 of 250,000 Ordinary 25p Shares in the Company (Shares) by Carey Langlois Trust Company Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust under which all employees of the Northern Rock Group are potential beneficiaries) in order to cover the Ordinary 25p Shares which may be transferred to Executive Directors and other participants under various executive and other employee share schemes on maturity of awards made under various executive share schemes. These Shares were purchased at a price of GBP6.6125 per Share.

Following this transaction, the Northern Rock Employee Trust holds a total of 6,535,225 Ordinary 25p Shares, representing 1.55% of the Company's issued share capital.

The Executive Directors are deemed for Companies Act purposes to be interested in all Shares held by the Northern Rock Employee Trust.

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Document No. 2

RE: NORTHERN ROCK PLC
    GBP 10,000,000.00
    MATURING: 16-Dec-2004
    ISSUE DATE: 16-Jun-2003
    ISIN: XS0170733462

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
15-Sep-2003 TO 15-Dec-2003 HAS BEEN FIXED AT 3.719060 PCT.

INTEREST PAYABLE VALUE 15-Dec-2003 WILL AMOUNT TO
GBP 927.22 PER GBP 100,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

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Document No. 3

RE: NORTHERN ROCK PLC
    GBP 25,000,000.00
    MATURING: 15-Jun-2005
    ISSUE DATE: 15-Jun-1998
    ISIN: XS0088163794

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
15-Sep-2003 TO 15-Dec-2003 HAS BEEN FIXED AT 3.739060 PCT.

INTEREST PAYABLE VALUE 15-Dec-2003 WILL AMOUNT TO
GBP 93.22 PER GBP 10,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.


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Document No. 4

RE: NORTHERN ROCK PLC
    GBP 3,760,000.00
    MATURING: 13-Jan-2004
    ISSUE DATE: 15-Dec-2000
    ISIN: XS0120983597

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
15-Sep-2003 TO 15-Dec-2003 HAS BEEN FIXED AT 3.689060 PCT.

INTEREST PAYABLE VALUE 15-Dec-2003 WILL AMOUNT TO
GBP 91.97 PER GBP 10,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

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Document No. 5

RE: NORTHERN ROCK PLC
    GBP 7,200,000.00
    MATURING: 15-Dec-2003
    ISSUE DATE: 15-Dec-2000
    ISIN: XS0122077513

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
15-Sep-2003 TO 15-Dec-2003 HAS BEEN FIXED AT 3.749060 PCT.

INTEREST PAYABLE VALUE 15-Dec-2003 WILL AMOUNT TO
GBP 9.35 PER GBP 1,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

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Document No. 6


RE: NORTHERN ROCK PLC
    GBP 50,000,000.00
    MATURING: 13-Feb-2004
    ISSUE DATE: 29-Nov-2000
    ISIN: XS0121157761

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
15-Sep-2003 TO 15-Dec-2003 HAS BEEN FIXED AT 3.769060 PCT.

INTEREST PAYABLE VALUE 15-Dec-2003 WILL AMOUNT TO
GBP 939.68 PER GBP 100,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.


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Document No. 7

RE: NORTHERN ROCK BUILDING SOCIETY
    GBP 5,715,000.00
    MATURING: 13-Dec-2004
    ISSUE DATE: 13-Dec-2001
    ISIN: XS0140359828

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
15-Sep-2003 TO 15-Dec-2003 HAS BEEN FIXED AT 3.759060 PCT.

INTEREST PAYABLE VALUE 15-Dec-2003 WILL AMOUNT TO
GBP 46.86 PER GBP 5,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.


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Document No. 8

RE: NORTHERN ROCK
    GBP 284,000.00
    MATURING: 16-Mar-2009
    ISSUE DATE: 13-Jun-2003
    ISIN: XS0170539653

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Sep-2003 TO 16-Dec-2003 HAS BEEN FIXED AT 3.749690 PCT.

INTEREST PAYABLE VALUE 16-Dec-2003 WILL AMOUNT TO
GBP 9.35 PER GBP 1,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.


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Document No. 9

RE: NORTHERN ROCK PLC
    GBP 4,750,000.00
    MATURING: 17-Mar-2004
    ISSUE DATE: 17-Mar-2000
    ISIN: XS0109323351

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
17-Sep-2003 TO 17-Dec-2003 HAS BEEN FIXED AT 3.697500 PCT.

INTEREST PAYABLE VALUE 17-Dec-2003 WILL AMOUNT TO
GBP 460.92 PER GBP 50,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.


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Document No. 10

RE: NORTHERN ROCK PLC
    GBP 7,760,000.00
    MATURING: 17-Dec-2004
    ISSUE DATE: 17-Dec-1999
    ISIN: XS0105695919

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
17-Sep-2003 TO 17-Dec-2003 HAS BEEN FIXED AT 3.727500 PCT.

INTEREST PAYABLE VALUE 17-Dec-2003 WILL AMOUNT TO
GBP 92.93 PER GBP 10,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.


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Document No. 11

RE: NORTHERN ROCK PLC
    GBP 7,200,000.00
    MATURING: 18-Jun-2009
    ISSUE DATE: 18-Jun-2002
    ISIN: XS0149901190

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
18-Sep-2003 TO 18-Dec-2003 HAS BEEN FIXED AT 3.863590 PCT.

INTEREST PAYABLE VALUE 18-Dec-2003 WILL AMOUNT TO
GBP 963.25 PER GBP 100,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.


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Document No. 12

RE: NORTHERN ROCK BUILDING SOCIETY
    USD 6,038,000.00
    MATURING: 22-Sep-2004
    ISSUE DATE: 22-Sep-2000
    ISIN: XS0118133569

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
22-Sep-2003 TO 22-Dec-2003 HAS BEEN FIXED AT 1.200000 PCT.

INTEREST PAYABLE VALUE 22-Dec-2003 WILL AMOUNT TO
USD 3.03 PER USD 1,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.


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Document No. 13

RE: NORTHERN ROCK BUILDING SOCIETY
    GBP 6,000,000.00
    MATURING: 19-Mar-2008
    ISSUE DATE: 24-Mar-2003
    ISIN: XS0165745893

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
19-Sep-2003 TO 19-Dec-2003 HAS BEEN FIXED AT 3.843590 PCT.

INTEREST PAYABLE VALUE 19-Dec-2003 WILL AMOUNT TO
GBP 95.83 PER GBP 10,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON

TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

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                        SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                              Northern Rock plc
                                (Registrant)



Date:  22 September 2003             By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary